

August 31, 2012

<u>Via Facsimile</u>
Dan Bodner
President and Chief Executive Officer
Verint Systems Inc.
330 South Service Road
Melville, NY 11747

     Re: **Verint Systems Inc.**
              Form 10-K for the Fiscal Year Ended January 31, 2012
              Filed April 2, 2012
              Form 10-Q for the Quarterly Period Ended April 30, 2012
              Filed June 6, 2012
              File No. 001-34807

Dear Mr. Bodner:

     We have reviewed your filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 74

1.   We note that a considerable portion of your operating income is earned outside of the United States and your disclosures on page 74 indicate that you intend to reinvest such earnings indefinitely. Please tell us, and disclose in future filings, the amount of cash and cash equivalents held outside of the United States which you intend to permanently reinvest.

Form 10-Q for the Quarterly Period Ended April 30, 2012

Condensed Consolidated Statements of Stockholders' Equity, page 4

2.   We note that you are still presenting the components of other comprehensive income in the statement of stockholders' equity subsequent to the adoption of ASU 2011-05. Please confirm for us that in future filings you will present one line item representing the total other comprehensive income for each period in your statement of stockholders' equity consistent with the guidance in ASC 220-10-45-14.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Kathleen Collins (for SGK)

Stephen G. Krikorian
Accounting Branch Chief